As filed with the Securities and Exchange Commission on September 22, 2025
Securities Act File No. 333‑290154
Investment Company Act File No. 811‑21485

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-2

(Check Appropriate Box or Boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre‑Effective Amendment No.

☒	Post-Effective Amendment No. 1
and/or

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 18

COHEN & STEERS INFRASTRUCTURE FUND, INC.
(Exact name of Registrant as specified in Charter)

1166 Avenue of the Americas
New York, New York 10036
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: 212‑832‑3232

Dana A. DeVivo, Esq.
Cohen & Steers, Inc.
1166 Avenue of the Americas
New York, New York 10036
(Name and Address of Agent for Service)

Copies to:
Kenneth E. Burdon, Esq.
Simpson Thacher & Bartlett LLP
855 Boylston Street, 9th Floor
Boston, Massachusetts 02116
(617) 573‑4800

Approximate Date of Commencement of Proposed Public Offering: From time to time after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☒	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☒
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act.

☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to section 8(c) of the Securities Act
If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:    .

☒
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333‑290154.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed‑End Fund (closed‑end company that is registered under the Investment Company Act of 1940 (the “Investment Company Act”)).

☐	Business Development Company (closed‑end company that intends or has elected to be regulated as a business development company under the Investment Company Act.

☐	Interval Fund (Registered Closed‑End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c‑3 under the Investment Company Act).

☒	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☒	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b‑2 under the Securities and Exchange Act of 1934).

☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File Nos. 333-290154 and 811-21485) of Cohen & Steers Infrastructure Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements

Part A

The audited financial statements included in the annual report to the Fund’s stockholders for the fiscal year ended December 31, 2024 (the “2024 Annual Report”), together with the report of PricewaterhouseCoopers LLP thereon, are incorporated by reference to the 2024 Annual Report in Part A.

The Financial Highlights included in the annual report to the Fund’s stockholders for the fiscal year ended December 31, 2019 (the “2019 Annual Report”), are incorporated by reference to the 2019 Annual Report in Part A.

Part B

None

2. Exhibits

(a)(1)	Articles of Incorporation are incorporated by reference from Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (“Commission”) on January 9, 2004 (Accession No. 0000950117-04-000152).

(a)(2)	Articles of Amendment are incorporated by reference from Registrant’s Annual Report on Form N-SAR filed with the Commission on February 26, 2010 (Accession No. 0001275617-10-000003).

(a)(3)	Articles of Amendment are incorporated by reference from Registrant’s Semi-Annual Report on Form N-SAR filed with the Commission on August 30, 2010 (Accession No. 0001275617-10-000006).

(a)(4)	Form of Articles Supplementary are incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on May 12, 2004 (Accession No. 0000950117-04-001867).

(a)(5)	Form of Articles Supplementary are incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on November 8, 2004 (Accession No. 0000950117-04-001867).

(a)(6)	Form of Articles Supplementary are incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on December 12, 2005 (Accession No. 0000950117-05-004681).

(a)(7)	Form of Articles Supplementary are incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration on Form N-2 filed with the Commission on February 8, 2007 (Accession No. 0001193125-07-022956).

(a)(8)	Articles Supplementary are incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on June 30, 2009 (Accession No. 0001193125-09-141871).

(b)	Amended and Restated Bylaws are incorporated by reference from Registrant’s Current Report on Form 8-K filed with the Commission on March 21, 2023 (Accession No. 0001193125-23-075543).

(c)	Not applicable

(d)(1)	Form of Specimen Stock Certificate is incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on February 8, 2007 (Accession No. 0001193125-07-022956).

(d)(2)	Form of Subscription Certificate for Common Stock*

(d)(3)	Form of Notice of Guaranteed Delivery*

(e)	Dividend Reinvestment Plan is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on June 30, 2009 (Accession No 0001193125-09-141871).

(f)	Not applicable

(g)(1)	Form of Investment Management Agreement is incorporated by reference from Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on March 15, 2004 (Accession No. 0000950117-04-000992).

(g)(2)	Subadvisory Agreement with Cohen & Steers Asia Limited is incorporated by reference from Registrant’s Annual Report on Form N-SAR filed with the Commission on February 26, 2010 (Accession No. 0001275617-10-000003).

(g)(3)	Subadvisory Agreement with Cohen & Steers UK Limited is incorporated by reference from Registrant’s Annual Report on Form N-SAR filed with the Commission on February 26, 2010 (Accession No. 0001275617-10-000003).

(h)(1)	Form of Underwriting Agreement**

(h)(2)	Form of Dealer Manager Agreement*

(j)	Form of Custody Agreement is incorporated by reference from Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement filed with the commission on February 24, 2004 (Accession No. 0000950117-04-000752).

(10)	Not applicable.

(k)(1)(a)	Form of Transfer Agency and Service Agreement is incorporated by reference to Cohen & Steers Total Return Realty Fund, Inc.’s Registration Statement on Form N-14 (File Nos. 333-56510 and 811-07154) filed with the Commission on December 27, 2013 (Accession No. 0001193125-13-486123).

(k)(1)(b)	First Amendment to the Transfer Agency and Service Agreement is incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Cohen & Steers Quality Income Realty Fund, Inc. (File Nos. 333- 234813 and 811-10481) filed with the Commission on January 17, 2020 (Accession No. 0001193125-20-009584).

(k)(1)(c)	Second Amendment to the Transfer Agency and Service Agreement is incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Cohen & Steers Quality Income Realty Fund, Inc. (File Nos. 333- 234813 and 811-10481) filed with the Commission on January 17, 2020 (Accession No. 0001193125-20-009584).

(k)(1)(d)	Third Amendment to the Transfer Agency and Service Agreement is incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Cohen & Steers Quality Income Realty Fund, Inc. (File Nos. 333- 234813 and 811-10481) filed with the Commission on January 17, 2020 (Accession No. 0001193125-20-009584).

(k)(1)(e)	Fourth Amendment to the Transfer Agency and Service Agreement.*

(k)(2)	Amended and Restated Administration Agreement between the Fund and the Investment Manager is incorporated by reference from Registrant’s Registration Statement on Form N-14 filed with the Commission on June 27, 2019 (Accession No. 0001193125-19-184381).

(k)(3)	Form of Amended and Restated Administration Agreement between the Fund and State Street Bank and Trust Company is incorporated by reference from Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on March 15, 2004 (Accession No. 0000950117-04-000992).

(k)(4)	Form of Subscription Agent Agreement between the Registrant and Computershare Trust Company, N.A., Computershare Inc. *

(k)(5)	Form of Information Agent Agreement between the Registrant and Georgeson LLC *

(k)(6)	Rule 12d1-4 Unit Investment Trust of Closed-End Funds Investment Agreement Between the Registrant and FT Series, dated January 20, 2022, is incorporated by reference from Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on November 17, 2022 (Accession No. 00001193125-22-287634).

(k)(7)	Rule 12d1-4 Unit Investment Trust of Closed-End Funds Investment Agreement Between the Registrant and First Trust CEF Income Opportunity ETF, dated January 21, 2022, is incorporated by reference from Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed with the Commission on November 17, 2022 (Accession No. 00001193125-22-287634).

(l)(1)	Opinion and Consent of Venable LLP is incorporated by reference from the Registrant’s Registration Statement filed with the commission on September 10, 2025 (Accession No. 0001193125-25-200091).

(l)(2)	Opinion and Consent of Venable LLP*

(n)	Consent of Independent Registered Public Account Firm is incorporated by reference from the Registrant’s Registration Statement filed with the commission on September 10, 2025 (Accession No. 0001193125-25-200091).

(o)	Not applicable

(p)	Not applicable

(q)	Not applicable

(r)	Code of Ethics of the Registrant and the Investment Manager is incorporated by reference Registrant’s Annual Report on Form N-CSR filed with the Commission on March 8, 2021 (Accession No. 0001193125-21-073430).

(s)	Calculation of Filing Fee Tables is incorporated by reference from the Registrant’s Registration Statement filed with the commission on September 10, 2025 (Accession No. 0001193125-25-200091).

(t)(1)	Power of Attorney is incorporated by reference from the Registrant’s Registration Statement filed with the commission on September 10, 2025 (Accession No. 0001193125-25-200091).

(t)(2)	Form of Prospectus Supplement Relating to Common Stock is incorporated by reference from the Registrant’s Registration Statement filed with the commission on September 10, 2025 (Accession No. 0001193125-25-200091).

(t)(3)	Form of Prospectus Supplement Relating to Subscription Rights to Purchase Common Stock is incorporated by reference from the Registrant’s Registration Statement filed with the commission on September 10, 2025 (Accession No. 0001193125-25-200091).

*	Filed herewith.

**	To be filed by amendment.

Item 26. Marketing Arrangements

Information concerning any underwriters will be contained in the accompanying Prospectus Supplement, if any.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offer described in this Registration Statement:

SEC Registration and Filing Fees	$	80,500
FINRA Fees		96,500
New York Stock Exchange Fees		115,000
Accounting Fees and Expenses		53,000
Legal Fees and Expenses		600,000
Printing/Mailing Expenses		415,000
Miscellaneous		150,000

	$	1,510,000*

*	The Fund’s investment adviser expects to bear approximately $1,278,000 of these expenses.

Item 28. Persons Controlled by or under Common Control with Registrant

None.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of June 30, 2025 of each class of securities of the Registrant:

Title of Class	Number of Record Holders
Common stock, par value $0.001 per share	47

Item 30. Indemnification

The Registrant is required to indemnify, and advance expenses to, its directors, officers, employees and other agents to the maximum extent permitted by Section 2-418 of the Maryland General Corporation Law as set forth in Article NINTH of Registrant’s Charter, and Article XIII of the Registrant’s Bylaws. The liability of the Registrant’s directors and officers is eliminated, to the fullest extent permitted by Maryland law, in Article NINTH of Registrant’s Charter. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s investment adviser (the “Advisor”), for any loss suffered by the Registrant or its stockholders is set forth in Section 4 of the Investment Management Agreement. The liability of Cohen & Steers Capital Management, Inc., the Registrant’s administrator, for any loss suffered by the Registrant or its stockholders is set forth in Section 6 of the Administration Agreement.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to the directors and officers, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in such Act and is therefore unenforceable. If a claim for indemnification against such liabilities under the Securities Act of 1933 (other than for expenses incurred in a successful defense) is asserted against the Registrant by the directors or officers in connection with the shares, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

Item 31. Business and other Connections of Investment Adviser

The Investment Manager, a limited liability company organized under the laws of the State of New York, acts as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Manager, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Manager or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Manager filed with the SEC pursuant to the 1940 Act (File No. 801-27721).

Item 32. Location of Accounts and Records

The accounts and records of the Registrant are maintained in part at the office of the Investment Manager at 1166 Avenue of the Americas, 30th Floor, New York, NY 10036, in part at the offices of the Fund’s custodian and co-administrator, State Street Bank and Trust Company, One Congress Street, Suite 1, Boston, Massachusetts 02114-2016, and in part at the offices of the Fund’s transfer agent, Computershare Trust Company, N.A., at 150 Royall Street Canton, MA 02021.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	Registrant undertakes:

a.	to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

b.

that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is subject to Rule 430B:

(A)

Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)

if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not Applicable.

5.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue

7.

Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on the 22nd day of September, 2025.

COHEN & STEERS INFRASTRUCTURE FUND, INC.
By:	/s/ JAMES GIALLANZA
JAMES GIALLANZA
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE
/s/ JAMES GIALLANZA (JAMES GIALLANZA)	President and Chief Executive Officer (Principal Executive Officer)	September 22, 2025

/s/ ALBERT LASKAJ (ALBERT LASKAJ)	Chief Financial Officer (Principal Financial Officer)	September 22, 2025
* (JOSEPH M. HARVEY)	Chair and Director	September 22, 2025
* (ADAM M. DERECHIN)	Director	September 22, 2025
* (MICHAEL G. CLARK)	Director	September 22, 2025
* (GEORGE GROSSMAN)	Director	September 22, 2025
* (DEAN A. JUNKANS)	Director	September 22, 2025
* (GERALD J. MAGINNIS)	Director	September 22, 2025
* (JANE F. MAGPIONG)	Director	September 22, 2025
* (DAPHNE L. RICHARDS)	Director	September 22, 2025
* (RAMONA ROGERS-WINDSOR)	Director	September 22, 2025

/s/ Dana A. DeVivo Dana A. DeVivo ATTORNEY-IN-FACT		September 22, 2025

Index of Exhibits

Ex. (d)(2)	Form of Subscription Certificate for Common Stock

Ex. (d)(3)	Form of Notice of Guaranteed Delivery

Ex. (h)(2)	Form of Dealer Manager Agreement

Ex. (k)(1)(e)	Fourth Amendment to Transfer Agency and Service Agreement

Ex. (k)(4)	Form of Subscription Agent Agreement

Ex. (k)(5)	Form of Information Agent Agreement

Ex. (l)(2)	Opinion and Consent of Venable LLP